                            PRESS RELEASE

Molecular Partners Reports Q3 2026 Financial Results, Deepens Focus on Targeted Radiotherapy

•Dosing ongoing in fully recruited dose level 2 of MP0712 Phase 1/2a study; initial safety data to be presented at North America Conference on Lung Cancer in December 2026, efficacy data expected in 2027
•Emerging clinical data from lead Radio-DARPin candidate MP0712 enables strategic focus on radiopharmaceuticals
•Streamlining of organization, in line with corporate focus, to advance Radio-DARPin programs
•Cash position of CHF 57.5 million (USD ~69 million) as of September 30, 2026, expected to fund operations into late 2027

Zurich-Schlieren, Switzerland and Concord, Mass., October 29, 2026 – Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX, NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of medicines known as DARPin therapeutics, (“Molecular Partners” or the “Company”), today announced corporate highlights and unaudited financial results for the third quarter of 2026, as well as a deepened focus on radiopharmaceuticals and streamlining of its resources.

"This third quarter marked a decisive step in Molecular Partners’ transformation into a dedicated radiopharmaceuticals company. Encouraged by the emerging Phase 1/2a data from MP0712, our DLL3 Radio-DARPin for SCLC, we believe now is the time to focus on targeted radiotherapy. With efficacy data expected in 2027, we will continue to execute our lead asset MP0712 and advance our clinical Radio-DARPin programs to deliver value to shareholders and meaningful benefit to cancer patients,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

Focused Strategy & Shaping of Organization to Advance Radiotherapeutics:
Based on the emerging clinical profile of MP0712, Molecular Partners is deepening its strategic focus on radiotherapeutic medicines, with priority on executing on the Phase 1/2a study of its lead clinical candidate MP0712, and on advancing its growing pipeline of Radio-DARPin therapeutics, with the ambition to build a leading radiopharmaceuticals company.
Reflective of its corporate focus, the Company will streamline its capabilities and resources to support the successful development of its Radio-DARPin programs in the clinic. The Company has informed the Amt für Wirtschaft of Kanton Zürich (Office for Economic Affairs) of its intention to reduce its current workforce by no more than 55 positions, representing a potential of up to ~44% of positions. In accordance with Swiss employment law, a consultation process with employees has been initiated. Upon completion of the consultation process, the Company will offer affected employees support. Molecular Partners foresees the full implementation of these changes enacted by Q2 2027 and the reduction of costs to become fully effective early in H2 2027.
Molecular Partners maintains its previously announced timelines on its clinical assets.
Research & Development Highlights

MP0712 (DLL3-targeting Radio-DARPin Therapy, RDT)

MP0712, the Company’s lead Radio-DARPin candidate targeting the tumor-associated antigen delta-like ligand 3 (DLL3) and carrying the therapeutic alpha-emitting payload 212Pb, is being co-developed with strategic partner Orano Med, a pioneer in the development of 212Pb-based targeted alpha therapies, for the treatment of small cell lung cancer (SCLC) and other neuroendocrine cancers.

The U.S. multicenter Phase 1/2a study of MP0712 (NCT07278479) is well underway with dosing ongoing in the fully recruited dose level 2 (105 MBq per dose) and 8 sites open. All 9 planned sites are expected to open in 2026. All patients in dose level 1 (75 MBq per dose) passed the safety observation period, with no dose-limiting events observed. All adverse events reported to date were mild to moderate (grade 1–2) and transient, resolving in time for the next regular dosing cycle. Initial safety data will be presented at the IASLC / ASCO North America Conference on Lung Cancer (NACLC) in December 2026. Efficacy data are expected in 2027.

Next RDT Programs

Molecular Partners pursues an isotope-agnostic strategy for its pipeline of targeted alpha therapeutics. The versatility of DARPins allows interchangeability of alpha isotopes, including 212Pb and 225Ac and corresponding chelators, enabling candidates to be tailored to a specific target and disease biology.

The Nuclear Medicine Research Infrastructure (NuMeRI) has initiated an early-access clinical program, under the legal framework for compassionate care in South Africa, to image and treat patients with MP0714, a DLL3-targeting Radio-DARPin labeled with 177Lu and 225Ac, respectively.

The Company’s MSLN-targeting RDT program MP0726 is advancing to first-in-human imaging in H2 2026.
In addition, Molecular Partners has nominated MP0730, targeting the tumor-associated antigen CD70, as the third asset for its growing RDT pipeline. At the Discovery on Target – Radioligand Therapies conference in October 2026, the Company presented first data outlining an attractive biodistribution profile of MP0730 in tumor-bearing mice, with strong and sustained tumor uptake relative to healthy tissues, including kidney, liver and blood. First-in-human program is anticipated to start mid 2027.

Molecular Partners is also developing next-generation multispecific Radio-DARPins designed to engage multiple tumor targets simultaneously, with the aim of improving precision and therapeutic efficacy for highly heterogenous cancers, as showcased at the Gordon Research Conference Radionuclide Theranostics for the Management of Cancer in July 2026.

Immune Cell Engagers

As part of its strategic focus on radiopharmaceuticals, Molecular Partners will continue to explore the broad therapeutic potential of its DARPin platforms, including Switch-DARPins inside and outside of oncology, through strategic partnerships and platform-derived spin-out opportunities, representing potential upside beyond its focus on radiotherapeutics. Recent activities from these programs include:
•A trial-in-progress poster on MP0317, a FAP-localized CD40 agonist, presented by the Phase 2 investigators at the European Society for Medical Oncology (ESMO) Congress 2026.
•Presentation of new pre-clinical data on MP0632, a logic-gated T cell engager, at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in November 2026.
•Presentation of results from the completed Phase 1/2a dose escalation of MP0533, a novel tetra-specific T cell engager designed for selective mutation-agnostic killing of AML cells, at the American Society of Hematology (ASH) Annual Meeting in December 2026.

Financial and Business Outlook

For the full year 2026, at constant exchange rates, the Company updates its forecast with total operating expenses of CHF 50-55 million expected, including approximately CHF 5 million of non-cash effective costs for share-based payments, IFRS pension accounting and depreciation.

The Company's cash and cash equivalents are CHF 57.5 million (USD ~69 million) as of September 30, 2026 and based on current operating assumptions, is expected to be sufficient to fund its operating expenses and capital expenditure requirements into late 2027.

The financial impact from the restructuring is not estimable at this time, as Molecular Partners is still assessing the specifics of affected employees. The Company expects to be able to provide an estimate of the expected restructuring charge, including employee termination costs, as part of the full year 2026 results in early 2027.

Financial Calendar

March 5, 2027	Full Year 2026 results
April 14, 2027	Annual General Meeting

The latest timing of the above events can be viewed on the investor section of the website.

About Molecular Partners AG
Molecular Partners AG (SIX, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of medicines known as DARPin therapeutics for cancer patients underserved by existing treatment modalities. Molecular Partners focuses on the development of targeted radiotherapeutics, leveraging the unique properties of DARPin miniproteins as isotope-agnostic vector. The Company’s lead medicine

MP0712, targeting DLL3 and armed with 212Pb, advances in a US multicenter Phase 1/2a study for patients with small cell lung cancer and other neuroendocrine cancers. Molecular Partners has established partnerships with industry leaders and academic centers covering the full value chain of radiotherapeutics. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn.

For further details, please contact:
Seth Lewis, EVP Corporate Finance
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Corporate Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; Molecular Partners' plans to streamline its organization and related workforce reductions, and its anticipated scope, cost, timing and benefits; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.